

**UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549**

Mail Stop 3030

February 6, 2009

Stanley B. Baron
President and Chief Executive Officer
Lantis Laser Inc.
11 Stonebridge Court
Denville, New Jersey 07834

> **Re: Lantis Laser Inc.
> Amendment No. 9 to Form SB-2 on Form S-1
> Filed January 29, 2009
> File No. 333-146331**

Dear Mr. Baron:

We have reviewed your filing and have the following comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

<u>Our Business, page 1</u>

1.   If you elect to highlight your license, please highlight with equal prominence the statement currently on page 6 that the license is subject to termination due to your default.

<u>If a collaborative partner terminates or fails to perform…, page 9</u>

2.   With a view toward clarified disclosure in an appropriate section of your document, please tell us why you have deleted the disclosure regarding your reliance on Agiltron.

Legal Proceedings, page 22

3.   Please file as exhibits to this registration statement the settlement agreements that reflect the resale dates mentioned in this section. In this regard, we note the last sentence of this section. Please clarify when the shares issued in the settlements can be resold, reflecting the effect of Rule 144. If you amended the agreements to reconcile the timing of the legend removals with Rule 144, please also file the amendments. If you did not amend the agreements, please provide us your evaluation of the materiality of the risk of future disputes regarding the resale date.

Overview, page 23

4.   We note your revisions to this section. Please clarify when you will need to seek additional funding. Also discuss your sources for these funds and, if recent developments have materially affected your sources of liquidity, provide appropriate disclosure.

Index to Consolidated Financial Statements, page 47

5.   Please update the financial statements as required by Rule 8-08 of Regulation S-X. If you intend for this registration statement to become effective before you update the included financial statements, please tell us:

- when updated financial information will become available to you. Your financial statements must be updated if the update is available; and

- whether your recently completed fiscal quarter and year generated results or trends that differ materially from what is currently disclosed in your prospectus.

Recent Sales of Unregistered Securities, page II-2

6.   We note your response to comment 1 of our letter dated January 9, 2009. Refer to comment 2 in our letter dated December 16, 2008. Please provide the disclosure required by Regulation S-K Item 701 regarding the shares issued as part of the settlement agreements with your consultants.

Exhibits

7.   We note the blanks in exhibit 10.17. Please comply with Rule 406 with regard to all redactions from your exhibits. See also Staff Legal Bulletin No. 1 (February 28, 1997 with July 11, 2001 addendum) available on our web site at http://www.sec.gov/interps/legal/slbcf1r.htm.

As appropriate, please amend your registration statement in response to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

We direct your attention to Rules 460 and 461 regarding requesting acceleration of a registration statement. Please allow adequate time after the filing of any amendment for further review before submitting a request for acceleration. Please provide this request at least two business days in advance of the requested effective date.

You may contact Praveen Kartholy at (202) 551-3778 or Brian Cascio, Accounting Branch Chief, at (202) 551-3676 if you have questions regarding comments on the financial statements and related matters. Please contact Celia Soehner at (202) 551-3463 or me at (202) 551-3617 with any other questions.

Sincerely,

Russell Mancuso
Branch Chief

cc (via fax):   Ernest M. Stern, Esq.— Seyfarth Shaw LLP